Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of First Quarter 2015 [1]
(Unaudited)

Dollars in thousands, except per share	Actual Results 1Q 2015	Guidance as of March 31, 2015 2Q 2015	Guidance as of March 31, 2015 Full-Year 2015
Per Share Metrics			
FFO per common share, diluted	**$0.43**	$0.39 to $0.41	$1.63 to $1.67
FFO as Adjusted per common share, diluted	**$0.40**	$0.39 to $0.41	$1.61 to $1.65
Adjusted Funds from Operations ("AFFO") per common share, diluted	**$0.37**	$0.34 to $0.36	$1.44 to $1.48
Dividend declared per share	**$0.2775**	$0.2775	$1.11 [2]
Same-Store Operating Metrics			
Revenue growth	**5.1%**	--	4.25% to 4.75%
Expense growth	**2.5%**	--	2.50% to 3.00%
NOI growth	**6.2%**	--	4.75% to 5.75%
Physical Occupancy	**96.7%**	--	96.5%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	36,063	128	75.6%
Stabilized, Non-Mature	2,213	6	6.3%
Redevelopment	1,067	2	5.2%
Development, completed (refer to Attachment 9)	613	2	0.3%
Non-Residential / Other	N/A	N/A	1.5%
Joint Venture (includes completed JV developments) [3]	6,696	28	11.1%
Sub-total, completed homes	46,652	166	100%
Under Development	261	1	-
Joint Venture Development	1,173	4	-
Total expected homes [4]	48,086	171	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	1Q 2015	1Q 2014
Interest Coverage Ratio	4.09x	3.28x
Fixed Charge Coverage Ratio	3.98x	3.20x
Leverage Ratio	37.5%	39.9%
Net Debt-to-EBITDA	6.4x	7.2x

Market Capitalization

	1Q 2015	% of Total
Total debt	$ 3,516,669	27.5%
Common stock equivalents [5]	9,252,243	72.5%
Total market capitalization	$ 12,768,912	100.0%

Development, Redevelopment and Participating Loan Investment



399 Fremont - San Francisco, CA   Completion Date: 3Q 2016



Steele Creek - Denver, CO   Completion Date: 2Q 2015

(1) See Attachment 16 for definitions and other terms.
(2) Annualized for 2015.
(3) Joint venture NOI is based on UDR's pro rata share. Homes and communities at 100%.
(4) Excludes 218 homes under development at Steele Creek, where we have a participating loan investment as described in Attachment 12.
(5) Based on a common share price of $34.03 at March 31, 2015.



Attachment 1

UDR, Inc.

Consolidated Statements of Operations [1]

(Unaudited)

In thousands, except per share amounts	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
REVENUES:		
Rental income	$ 207,047	$ 194,352
Joint venture management and other fees [2]	12,706	3,687
Total revenues	219,753	198,039
OPERATING EXPENSES:		
Property operating and maintenance	37,250	36,720
Real estate taxes and insurance	26,222	25,431
Property management	5,694	5,345
Other operating expenses	1,766	1,926
Real estate depreciation and amortization	88,777	88,533
Acquisition costs	199	102
General and administrative	11,953	11,892
Casualty-related (recoveries)/charges, net	996	500
Other depreciation and amortization	1,623	1,080
Total operating expenses	174,480	171,529
Operating income	45,273	26,510
Income/(loss) from unconsolidated entities [2]	59,159	(3,565)
Interest expense	(28,800)	(32,884)
Interest and other income/(expense), net	360	1,415
Income/(loss) before income taxes, discontinued operations and gain/(loss) on sale of real estate	75,992	(8,524)
Tax benefit/(provision), net	425	3,329
Income/(loss) from continuing operations	76,417	(5,195)
Income/(loss) from discontinued operations, net of tax	-	(87)
Income/(loss) before gain/(loss) on sale of real estate owned	76,417	(5,282)
Gain/(loss) on sale of real estate owned, net of tax	-	24,294
Net income/(loss)	76,417	19,012
Net (income)/loss attributable to redeemable noncontrolling interests in the OP	(2,588)	(647)
Net (income)/loss attributable to noncontrolling interests	(7)	(4)
Net income/(loss) attributable to UDR, Inc.	73,822	18,361
Distributions to preferred stockholders - Series E (Convertible)	(931)	(931)
Net income/(loss) attributable to common stockholders	$ 72,891	$ 17,430
Income/(loss) per weighted average common share - basic:		
Income/(loss) from continuing operations attributable to common stockholders	$0.28	$0.07
Income/(loss) from discontinued operations attributable to common stockholders	$0.00	$0.00
Net income/(loss) attributable to common stockholders	$0.28	$0.07
Income/(loss) per weighted average common share - diluted:		
Income/(loss) from continuing operations attributable to common stockholders	$0.28	$0.07
Income/(loss) from discontinued operations attributable to common stockholders	$0.00	$0.00
Net income/(loss) attributable to common stockholders	$0.28	$0.07
Common distributions declared per share	$0.2775	$0.2600
Weighted average number of common shares outstanding - basic	256,834	250,177
Weighted average number of common shares outstanding - diluted	258,662	251,822

(1) See Attachment 16 for definitions and other terms.

(2) In January 2015, the eight communities held by the Texas joint venture were sold, generating proceeds to UDR of $43.5 million. The Company recorded promote and disposition fee income of approximately $9.6 million and a gain of approximately $59.1 million in connection with the sale.



Attachment 2

UDR, Inc.
Funds From Operations [1]
(Unaudited)

In thousands, except per share amounts	Three Months Ended March 31,			
		2015		2014
Net income/(loss) attributable to UDR, Inc.	$	73,822	$	18,361
Distributions to preferred stockholders		(931)		(931)
Real estate depreciation and amortization, including discontinued operations		88,777		88,533
Noncontrolling interests		2,595		651
Real estate depreciation and amortization on unconsolidated joint ventures		9,850		10,667
Net (gain)/loss on the sale of unconsolidated depreciable property [2]		(59,073)		-
Net (gain)/loss on the sale of depreciable property, excluding TRS		-		(23,174)
Funds from operations ("FFO"), basic	$	115,040	$	94,107
Distributions to preferred stockholders - Series E (Convertible)		931		931
FFO, diluted	$	115,971	$	95,038
FFO per common share, basic	$	0.43	$	0.36
FFO per common share, diluted	$	0.43	$	0.36
Weighted average number of common shares and OP Units outstanding - basic		265,999		259,496
Weighted average number of common shares, OP Units, and common stock equivalents outstanding - diluted		270,863		264,177
Impact of adjustments to FFO:				
Acquisition-related costs/(fees), including joint ventures	$	199	$	102
Texas Joint Venture promote and disposition fee income [2]		(9,633)		-
Long-term incentive plan transition costs		854		-
(Gain)/loss on sale of land		-		(1,120)
Casualty-related (recoveries)/charges, net [3]		996		500
	$	(7,584)	$	(518)
FFO as Adjusted, diluted	$	108,387	$	94,520
FFO as Adjusted per common share, diluted	$	0.40	$	0.36
Recurring capital expenditures		(7,243)		(6,601)
AFFO	$	101,144	$	87,919
AFFO per common share, diluted	$	0.37	$	0.33

(1) See Attachment 16 for definitions and other terms.

(2) The Company recorded promote and disposition fee income of approximately $9.6 million and a gain of approximately $59.1 million in connection with the sale of eight communities held by the Texas Joint Venture.

(3) 2014 adjustment relates to damages at our Rosebeach community in California as a result of the earthquake in March 2014. 2015 adjustment relates to damage caused by severe snow storms on the east coast in January and February 2015.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets

In thousands, except share and per share amounts		March 31, 2015		December 31, 2014
		(unaudited)		(audited)
ASSETS				
Real estate owned:				
Real estate held for investment	$	8,256,995	$	8,205,627
Less: accumulated depreciation		(2,521,958)		(2,434,772)
Real estate held for investment, net		5,735,037		5,770,855
Real estate under development				
(net of accumulated depreciation of $142 and $0)		196,511		177,632
Total real estate owned, net of accumulated depreciation		5,931,548		5,948,487
Cash and cash equivalents		6,274		15,224
Restricted cash		23,266		22,340
Deferred financing costs, net		21,676		22,686
Notes receivable, net		15,494		14,369
Investment in and advances to unconsolidated joint ventures, net		763,540		718,226
Other assets		96,713		105,202
Total assets	$	6,858,511	$	6,846,534
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,370,673	$	1,361,529
Unsecured debt		2,145,996		2,221,576
Real estate taxes payable		21,848		15,978
Accrued interest payable		23,460		34,215
Security deposits and prepaid rent		34,624		34,064
Distributions payable		75,129		69,460
Accounts payable, accrued expenses, and other liabilities		63,857		91,282
Total liabilities		3,735,587		3,828,104
Redeemable noncontrolling interests in the OP		311,883		282,480
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,803,812 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,803,812 shares at December 31, 2014)		46,571		46,571
Common stock, $0.01 par value; 350,000,000 shares authorized				
258,988,739 shares issued and outstanding (255,114,603 shares at December 31, 2014)		2,590		2,551
Additional paid-in capital		4,334,418		4,223,747
Distributions in excess of net income		(1,557,953)		(1,528,917)
Accumulated other comprehensive income/(loss), net		(15,445)		(8,855)
Total stockholders' equity		2,810,181		2,735,097
Noncontrolling interests		860		853
Total equity		2,811,041		2,735,950
Total liabilities and equity	$	6,858,511	$	6,846,534



Attachment 4(A)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Common Stock and Equivalents	March 31, 2015	December, 31 2014
Common shares [2]	257,800,864	254,114,631
Restricted shares	1,187,875	999,972
Total common stock	258,988,739	255,114,603
Stock options and restricted stock equivalents	695,679	1,052,147
Operating partnership units	7,413,268	7,413,802
Preferred OP units	1,751,671	1,751,671
Convertible preferred Series E stock [3]	3,035,548	3,035,548
Total common stock and equivalents	271,884,905	268,367,771

Weighted Average Number of Shares Outstanding	1Q 2015 Weighted Average	1Q 2014 Weighted Average
Weighted average number of common shares and OP Units outstanding - Basic	265,998,711	259,495,702
Weighted average number of OP Units outstanding	(9,165,129)	(9,318,924)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	256,833,582	250,176,778
Weighted average number of common shares, OP units, and common stock equivalents outstanding - diluted	270,863,006	264,177,251
Weighted average number of OP Units outstanding	(9,165,129)	(9,318,924)
Weight average number of Series E preferred shares outstanding	(3,035,548)	(3,035,548)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	258,662,329	251,822,779

Market Capitalization, In thousands	March 31, 2015	% of Total	December, 31 2014	% of Total
Total debt	$ 3,516,669	27.5%	$ 3,583,105	30.2%
Common stock and equivalents ($34.03 at 3/31/15 and $30.82 at 12/31/14)	9,252,243	72.5%	8,271,095	69.8%
Total market capitalization	$ 12,768,912	100.0%	$ 11,854,200	100.0%

Asset Summary	Number of Homes	1Q 2015 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	27,122	$ 99,606	69.4%	$ 6,194,455	73.3%
Encumbered assets	12,834	43,969	30.6%	2,259,193	26.7%
	39,956	$ 143,575	100.0%	$ 8,453,648	100.0%

(1) See Attachment 16 for definitions and other terms.

(2) Includes the effect of the ATM issuance of 3.4 million and 3.4 million shares at an average price of $32.29 and $29.95 and a net price of $31.64 and $29.36 during the three and twelve months ended March 31, 2015 and December 31, 2014.

(3) At March 31, 2015 and December 31, 2014, a total of 2,803,812 shares of the Series E were outstanding, which is equivalent to 3,035,548 shares of common stock if converted (after adjusting for the special dividend paid in 2008).



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited)

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity
Secured	Fixed	$ 978,440 (1)	27.8%	5.3%	2.8
	Floating	392,233 (2)	11.2%	1.4%	5.4
	Combined	1,370,673	39.0%	4.2%	3.5
Unsecured	Fixed	1,721,996 (3)	48.9%	3.8%	5.4
	Floating	424,000	12.1%	1.1%	2.7
	Combined	2,145,996	61.0%	3.3%	4.9
Total Debt	Fixed	2,700,436	76.7%	4.3%	4.5
	Floating	816,233	23.3%	1.3%	4.0
	Combined	$ 3,516,669	100.0%	3.6%	4.4

Debt Maturities, In thousands

	Secured Debt	Unsecured Debt	Revolving Credit Facility	Balance	% of Total	Weighted Average Interest Rate
2015	$ 188,960	$ -	$ -	$ 188,960	5.4%	5.9%
2016	143,589 (4)	96,125	-	239,714	6.8%	5.1%
2017	280,333	-	389,000 (5)	669,333	19.0%	2.3%
2018	224,788	648,642	-	873,430	24.9%	3.0%
2019	319,594	-	-	319,594	9.1%	4.4%
2020	90,000	299,956	-	389,956	11.1%	3.8%
2021	-	-	-	-	-	-
2022	-	397,567	-	397,567	11.3%	4.7%
2023	96,409	-	-	96,409	2.7%	2.1%
2024	-	314,680	-	314,680	8.9%	4.0%
Thereafter	27,000	26	-	27,026	0.8%	0.8%
	$ 1,370,673	$ 1,756,996	$ 389,000	$ 3,516,669	100.0%	3.6%

Debt Maturities With Extensions, In thousands

	Secured Debt	Unsecured Debt	Revolving Credit Facility	Balance	% of Total	Weighted Average Interest Rate
2015	$ 188,960	$ -	$ -	$ 188,960	5.4%	5.9%
2016	72,913	96,125	-	169,038	4.8%	4.8%
2017	351,009	-	-	351,009	10.0%	4.4%
2018	224,788	648,642	389,000 (5)	1,262,430	35.9%	2.4%
2019	319,594	-	-	319,594	9.1%	4.4%
2020	90,000	299,956	-	389,956	11.1%	3.8%
2021	-	-	-	-	-	-
2022	-	397,567	-	397,567	11.3%	4.7%
2023	96,409	-	-	96,409	2.7%	2.1%
2024	-	314,680	-	314,680	8.9%	4.0%
Thereafter	27,000	26	-	27,026	0.8%	0.8%
	$ 1,370,673	$ 1,756,996	$ 389,000	$ 3,516,669	100.0%	3.6%

(1) Includes $50 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 4.0%.

(2) Includes $289.5 million of debt with a weighted average interest cap of 8.0% on the underlying index.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 1.6%.

(4) Includes $70.7 million of financing with a one year extension at UDR's option.

(5) UDR's $900 million line of credit has a maturity date of December 2017, plus a six-month extension option and contains an accordion feature that allows UDR to increase the facility up to $1.45 billion assuming lender participation. The credit facility carries an interest rate equal to LIBOR plus a spread of 100 basis points and a facility fee of 15 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information [1]
(Unaudited)

Coverage Ratios

	Quarter Ended March 31, 2015
Net income/(loss) attributable to UDR, Inc.	$ 73,822
Adjustments (includes continuing and discontinued operations):	
Interest expense	28,800
Real estate depreciation and amortization	88,777
Real estate depreciation and amortization on unconsolidated joint ventures	9,850
Other depreciation and amortization	1,623
Noncontrolling interests	2,595
Income tax expense/(benefit)	(425)
EBITDA	$ 205,042
Net (gain)/loss on the sale of unconsolidated depreciable property	(59,073)
Texas Joint Venture promote and disposition fee income	(9,633)
Acquisition-related costs/(fees), including joint ventures	199
Casualty-related (recoveries)/charges, net	996
EBITDA - adjusted for non-recurring items	$ 137,531
Annualized EBITDA - adjusted for non-recurring items	$ 550,124
Interest expense	$ 28,800
Capitalized interest expense	4,839
Total interest	$ 33,639
Preferred dividends	$ 931
Total debt	$ 3,516,669
Cash	6,274
Net debt	$ 3,510,395
Interest Coverage Ratio	**6.10x**
Fixed Charge Coverage Ratio	**5.93x**
Interest Coverage Ratio - adjusted for non-recurring items	**4.09x**
Fixed Charge Coverage Ratio - adjusted for non-recurring items	**3.98x**
Net Debt-to-EBITDA, adjusted for non-recurring items	**6.4x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]

	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	37.6%	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5	3.2	Yes
Maximum Secured Debt Ratio	≤40.0%	18.5%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	331.3%	Yes

Senior Unsecured Note Covenants [3]

	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤60.0%	37.6%	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5	4.2	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	14.6%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	293.5%	Yes

Securities Ratings

	Debt	Preferred	Outlook
Moody's Investors Service	Baa1	Baa2	Stable
Standard & Poor's	BBB	BB+	Positive

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated October 25, 2011 as amended June 6, 2013.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information [1]
(Unaudited)

Dollars in thousands	Total Homes	Quarter Ended March 31, 2015	Quarter Ended December 31, 2014	Quarter Ended September 30, 2014	Quarter Ended June 30, 2014	Quarter Ended March 31, 2014
Revenues						
Same-Store Communities	36,063	$ 173,480	$ 170,923	$ 170,708	$ 168,298	$ 165,083
Stabilized, Non-Mature Communities	2,213	14,640	14,279	12,021	9,465	7,011
Acquired Communities	-	-	-	-	-	-
Redevelopment Communities	1,067	12,476	12,380	12,119	11,027	10,827
Development Communities	613	1,795	685	23	1	1
Non-Residential / Other [2]	-	4,656	4,634	4,776	4,332	3,854
Total	39,956	$ 207,047	$ 202,901	$ 199,647	$ 193,123	$ 186,776
Expenses						
Same-Store Communities		$ 51,315	$ 49,533	$ 52,110	$ 49,634	$ 50,064
Stabilized, Non-Mature Communities		4,389	4,191	3,858	3,459	3,107
Acquired Communities		-	-	-	-	-
Redevelopment Communities		4,013	4,066	4,043	3,923	3,858
Development Communities		1,340	1,043	590	131	19
Non-Residential / Other [2]		2,415	2,147	1,662	568	2,210
Total		$ 63,472	$ 60,980	$ 62,263	$ 57,715	$ 59,258
Net Operating Income						
Same-Store Communities		$ 122,165	$ 121,390	$ 118,598	$ 118,664	$ 115,019
Stabilized, Non-Mature Communities		10,251	10,088	8,163	6,006	3,904
Acquired Communities		-	-	-	-	-
Redevelopment Communities		8,463	8,314	8,076	7,104	6,969
Development Communities		455	(358)	(567)	(130)	(18)
Non-Residential / Other [2]		2,241	2,487	3,114	3,764	1,644
Total		$ 143,575	$ 141,921	$ 137,384	$ 135,408	$ 127,518
Operating Margin						
Same-Store Communities		70.4%	71.0%	69.5%	70.5%	69.7%
Average Physical Occupancy						
Same-Store Communities		96.7%	96.7%	96.8%	96.8%	96.1%
Stabilized, Non-Mature Communities		94.8%	94.7%	91.9%	74.6%	64.9%
Acquired Communities		-	-	-	-	-
Redevelopment Communities		96.6%	97.1%	96.3%	90.8%	87.8%
Development Communities		57.7%	39.8%	20.7%	-	-
Other [3]		-	-	90.1%	86.7%	89.0%
Total		96.2%	95.6%	96.3%	95.2%	94.3%
Return on Invested Capital						
Same-Store Communities		7.5%	7.3%	7.3%	7.3%	7.2%
Sold and Held for Disposition Communities						
Revenue		$ -	$ 3,203	$ 3,940	$ 7,836	$ 7,576
Expenses		-	1,133	1,520	2,841	2,893
Net Operating Income/(loss)		$ -	$ 2,070	$ 2,420	$ 4,995	$ 4,683
Total	39,956	$ 143,575	$ 143,991	$ 139,804	$ 140,403	$ 132,201
Discontinued Operations [4]						
Revenues		$ -	$ -	$ 21	$ 78	$ 48
Expenses		-	-	11	89	125
Net Operating Income/(loss)		$ -	$ -	$ 10	$ (11)	$ (77)

(1) See Attachment 16 for definition and other terms.

(2) Primarily non-residential revenue and expense, straight-line adjustment for concessions and the Vitruvian Park® operations.

(3) Includes occupancy of Sold and Held for Disposition Communities and Discontinued Operations.

(4) Effective January 1, 2014, UDR prospectively adopted Accounting Standards Update ("ASU") No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, for all communities not previously sold or classified as held for sale. ASU 2014-08 incorporates into the definition of a discontinued operation a requirement that a disposition represent a strategic shift in an entity's operations, which resulted in UDR no longer classifying the sale of communities as a discontinued operation. 2014 activity included in discontinued operations is related to Grandview, a commercial property classified as held for sale prior to the adoption of the new accounting standard, which was sold in July 2014.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information [1]
(Dollars in Thousands)
(Unaudited)

Year-Over-Year Comparison	% of 1Q 2015 SS Operating Expenses	1Q 2015	1Q 2014	% Change
Real estate taxes	34.8%	$ 17,841	$ 17,282	3.2%
Personnel	23.9%	12,253	11,761	4.2%
Utilities	17.5%	8,977	8,749	2.6%
Repair and maintenance	13.2%	6,787	6,766	0.3%
Administrative and marketing	6.3%	3,245	3,126	3.8%
Insurance	4.3%	2,212	2,380	-7.1%
Same-Store operating expenses	100.0%	$ 51,315	$ 50,064	2.5%
Same-Store Homes	36,063			

Sequential Comparison	% of 1Q 2015 SS Operating Expenses	1Q 2015	4Q 2014	% Change
Real estate taxes	34.8%	$ 17,841	$ 16,808	6.1%
Personnel	23.9%	12,253	12,225	0.2%
Utilities	17.5%	8,977	7,633	17.6%
Repair and maintenance	13.2%	6,787	7,142	-5.0%
Administrative and marketing	6.3%	3,245	3,303	-1.8%
Insurance	4.3%	2,212	2,422	-8.7%
Same-Store operating expenses	100.0%	$ 51,315	$ 49,533	3.6%
Same-Store Homes	36,063			

(1) See Attachment 16 for definitions and other terms.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout [1]
Portfolio Overview as of Quarter Ended
March 31, 2015
(Unaudited)

	Total Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV) [4]
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	3,757	1,284	173	5,214	-	5,214
San Francisco, CA	2,108	315	328	2,751	-	2,751
Seattle, WA	1,727	358	-	2,085	555	2,640
Los Angeles, CA	1,225	-	-	1,225	151	1,376
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	875	-	-	875	571	1,446
Portland, OR	716	-	-	716	-	716
	11,973	**1,957**	**501**	**14,431**	**1,277**	**15,708**
Mid-Atlantic Region						
Metropolitan DC	4,568	256	332	5,156	874	6,030
Baltimore, MD	2,301	-	-	2,301	379	2,680
Richmond, VA	1,358	-	-	1,358	-	1,358
Norfolk, VA	846	-	-	846	-	846
Other Mid-Atlantic	168	-	-	168	-	168
	9,241	**256**	**332**	**9,829**	**1,253**	**11,082**
Southeast Region						
Tampa, FL	2,775	-	-	2,775	-	2,775
Orlando, FL	2,796	-	-	2,796	-	2,796
Nashville, TN	2,260	-	-	2,260	-	2,260
Other Florida	636	-	-	636	-	636
	8,467	**-**	**-**	**8,467**	**-**	**8,467**
Northeast Region						
New York, NY	1,205	-	739	1,944	710	2,654
Boston, MA	1,179	-	108	1,287	1,302	2,589
Philadelphia, PA	-	-	-	-	290	290
	2,384	**-**	**847**	**3,231**	**2,302**	**5,533**
Southwest Region						
Dallas, TX	2,725	-	-	2,725	1,382	4,107
Austin, TX	1,273	-	-	1,273	259	1,532
Other Southwest	-	-	-	-	223	223
	3,998	**-**	**-**	**3,998**	**1,864**	**5,862**
Totals	**36,063**	**2,213**	**1,680**	**39,956**	**6,696**	**46,652**
Communities	**128**	**6**	**4**	**138**	**28**	**166**

Total Homes (incl. joint ventures) [4]	46,652

Homes in Development, Excluding Completed Homes [5]

Current Pipeline Wholly-Owned	261
Current Pipeline Joint Venture [6]	1,173
Total expected homes (including development)	**48,086**

(1) See Attachment 16 for definitions and other terms.
(2) Represents homes included in Stabilized, Non-Mature category on Attachment 5.
(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other, Sold, and Held for Disposition categories on Attachment 5. Excludes development homes not yet completed.
(4) Represents joint venture homes at 100 percent. See Attachment 12 for UDR's joint venture and partnership ownership interests.
(5) See Attachment 9 for detail of our development communities.
(6) Represents joint venture homes at 100 percent. See Attachment 9 for UDR's development joint venture and partnership ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary [1]
Portfolio Overview as of Quarter Ended
March 31, 2015
(Unaudited)

Non-Mature Home Breakout - By Region (includes development homes that have been completed)

Community	Category	# of Homes	Same-Store Date [2]	Community	Category	# of Homes	Same-Store Date [2]
West Region				**Mid-Atlantic Region**			
Orange County, CA				**Metropolitan D.C.**			
27 Seventy Five Mesa Verde	Stabilized, Non-Mature	964	3Q15	Domain College Park	Stabilized, Non-Mature	256	4Q15
Los Alisos	Stabilized, Non-Mature	320	1Q16	DelRay Tower	Development	332	4Q16
Beach & Ocean	Development	173	3Q16				
				Northeast Region			
San Francisco, CA				**New York, NY**			
Channel @ Mission Bay	Stabilized, Non-Mature	315	3Q15	View 34	Redevelopment	739	1Q16
2000 Post	Redevelopment	328	1Q17				
				Boston, MA			
Seattle, WA				100 Pier 4	Development	108	2Q17
Lightbox	Stabilized, Non-Mature	162	2Q16				
Waterscape	Stabilized, Non-Mature	196	1Q16				
				Total		**3,893**	

Non-Mature Home Breakout - By Date (quarter indicates date of Same-Store inclusion)

Date & Community	Category	# of Homes	Date & Community	Category	# of Homes
3Q15			**3Q16**		
27 Seventy Five Mesa Verde	Stabilized, Non-Mature	964	Beach & Ocean	Development	173
Channel @ Mission Bay	Stabilized, Non-Mature	315			
			4Q16		
4Q15			DelRay Tower	Development	332
Domain College Park	Stabilized, Non-Mature	256			
			1Q17		
1Q16			2000 Post	Redevelopment	328
Los Alisos	Stabilized, Non-Mature	320			
Waterscape	Stabilized, Non-Mature	196	**2Q17**		
View 34	Redevelopment	739	100 Pier 4	Development	108
2Q16					
Lightbox	Stabilized, Non-Mature	162	**Total**		**3,893**

Summary of Non-Mature Home Activity

	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total	
Non-Mature Homes at December 31, 2014	2,453	162	739	825	4,179	
Lightbox	162	(162)	-	-	-	
Capitol View on 14th	(255)	-	-	-	(255)	
The Residences at Bella Terra	(467)	-	-	-	(467)	
Los Alisos	320	-	-	(320)	-	
2000 Post	-	-	328	-	328	
100 Pier 4	-	-	-	108	108	[3]
Non-Mature Homes at March 31, 2015	**2,213**	**-**	**1,067**	**613**	**3,893**	

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD Same-Store pool.
(3) 108 homes were completed at 100 Pier 4 in 1Q15.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary [1]
Portfolio Overview as of Quarter Ended
March 31, 2015
(Unaudited)

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [5] | Total Homes (incl. pro rata JV) [5] |
		Stabilized [2]	Non-Stabilized [3] [4]			
West Region						
Orange County, CA	$ 1,867	$ 2,046	$ 1,921	$ 1,912	$ -	$ 1,912
San Francisco, CA	2,890	4,330	3,217	3,091	-	3,091
Seattle, WA	1,791	1,849	-	1,801	3,328	1,979
Los Angeles, CA	2,393	-	-	2,393	3,885	2,479
Monterey Peninsula, CA	1,266	-	-	1,266	-	1,266
Other Southern CA	1,608	-	-	1,608	2,819	1,905
Portland, OR	1,249	-	-	1,249	-	1,249
Mid-Atlantic Region						
Metropolitan DC	1,893	1,917	1,913	1,895	2,748	1,943
Baltimore, MD	1,477	-	-	1,477	1,774	1,500
Richmond, VA	1,224	-	-	1,224	-	1,224
Norfolk, VA	1,063	-	-	1,063	-	1,063
Other Mid-Atlantic	1,010	-	-	1,010	-	1,010
Southeast Region						
Tampa, FL	1,157	-	-	1,157	-	1,157
Orlando, FL	1,079	-	-	1,079	-	1,079
Nashville, TN	1,085	-	-	1,085	-	1,085
Other Florida	1,401	-	-	1,401	-	1,401
Northeast Region						
New York, NY	3,712	-	4,399	3,970	4,623	4,070
Boston, MA	2,286	-	3,056	2,274	2,303	2,284
Philadelphia, PA	-	-	-	-	3,146	3,146
Southwest Region						
Dallas, TX	1,162	-	-	1,162	1,779	1,284
Austin, TX	1,318	-	-	1,318	4,283	1,584
Other Southwest	-	-	-	-	3,045	3,045
Weighted Average	$ 1,659	$ 2,327	$ 3,529	$ 1,761	$ 2,774	$ 1,836

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition communities categories on Attachment 5.

(4) Development revenue per occupied home can be affected by the timing of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.

(5) Represents joint ventures at UDR's pro-rata ownership interests. See Attachment 12 for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market [1]
March 31, 2015
(Dollars in Thousands)
(Unaudited)



Percent of Total NOI by Region

West:	41.8%
Mid-Atlantic:	20.5%
Northeast:	18.9%
Southeast:	11.4%
Southwest:	7.4%

Three Months Ended March 31, 2015

	Same-Store	Non Same-Store [2]	Pro-Rata Share of JVs [3]	Total
Net Operating Income	$ 122,165	$ 21,410	$ 17,954	$ 161,529

Three Months Ended March 31, 2015
As a % of NOI

Region	Same-Store	Total
West Region		
Orange County, CA	12.4%	13.0%
San Francisco, CA	11.1%	11.7%
Seattle, WA	5.3%	6.5%
Los Angeles, CA	4.9%	4.1%
Monterey Peninsula, CA	3.4%	2.5%
Other Southern CA	2.5%	2.8%
Portland, OR	1.6%	1.2%
	41.2%	**41.8%**
Mid-Atlantic Region		
Metropolitan DC	13.9%	12.5%
Baltimore, MD	5.7%	4.7%
Richmond, VA	2.9%	2.1%
Norfolk, VA	1.3%	1.0%
Other Mid-Atlantic	0.2%	0.2%
	24.0%	**20.5%**

Three Months Ended March 31, 2015
As a % of NOI

Region	Same-Store	Total
Southeast Region		
Tampa, FL	5.0%	3.7%
Orlando, FL	4.9%	3.7%
Nashville, TN	4.0%	3.0%
Other Florida	1.4%	1.0%
	15.3%	**11.4%**
Northeast Region		
New York, NY	8.4%	13.1%
Boston, MA	4.4%	5.0%
Philadelphia, PA	0.0%	0.8%
	12.8%	**18.9%**
Southwest Region		
Dallas, TX	4.7%	4.7%
Austin, TX	2.0%	2.3%
Other Southwest	0.0%	0.4%
	6.7%	**7.4%**
Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold, Held for Disposition Communities and Discontinued Operations.

(3) Includes UDR's pro rata share of joint venture and partnership NOI.



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
March 31, 2015
(Unaudited)

	Total Same-Store Homes	% of Same-Store Portfolio Based on 1Q 2015 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			1Q 15	1Q 14	Change	1Q 15	1Q 14	Change
West Region								
Orange County, CA	3,757	12.4%	96.1%	94.7%	1.4%	$ 1,867	$ 1,790	4.3%
San Francisco, CA	2,108	11.1%	97.3%	96.7%	0.6%	2,890	2,668	8.3%
Seattle, WA	1,727	5.3%	97.3%	97.2%	0.1%	1,791	1,685	6.3%
Los Angeles, CA	1,225	4.9%	95.0%	95.2%	-0.2%	2,393	2,300	4.0%
Monterey Peninsula, CA	1,565	3.4%	97.1%	91.6%	5.5%	1,266	1,181	7.2%
Other Southern CA	875	2.5%	96.5%	95.1%	1.4%	1,608	1,517	6.0%
Portland, OR	716	1.6%	98.1%	97.7%	0.4%	1,249	1,163	7.4%
	11,973	**41.2%**	**96.6%**	**95.3%**	**1.3%**	**1,957**	**1,849**	**5.9%**
Mid-Atlantic Region								
Metropolitan DC	4,568	13.9%	96.7%	96.5%	0.2%	1,893	1,862	1.7%
Baltimore, MD	2,301	5.7%	97.0%	96.5%	0.5%	1,477	1,458	1.3%
Richmond, VA	1,358	2.9%	95.9%	96.8%	-0.9%	1,224	1,204	1.7%
Norfolk, VA	846	1.3%	94.6%	94.3%	0.3%	1,063	1,035	2.7%
Other Mid-Atlantic	168	0.2%	94.7%	97.0%	-2.3%	1,010	990	2.0%
	9,241	**24.0%**	**96.4%**	**96.3%**	**0.1%**	**1,601**	**1,576**	**1.6%**
Southeast Region								
Tampa, FL	2,775	5.0%	97.1%	96.5%	0.6%	1,157	1,108	4.4%
Orlando, FL	2,796	4.9%	96.6%	96.7%	-0.1%	1,079	1,023	5.5%
Nashville, TN	2,260	4.0%	97.1%	97.1%	0.0%	1,085	1,037	4.6%
Other Florida	636	1.4%	96.8%	96.6%	0.2%	1,401	1,342	4.4%
	8,467	**15.3%**	**96.9%**	**96.7%**	**0.2%**	**1,130**	**1,078**	**4.7%**
Northeast Region								
New York, NY	1,205	8.4%	97.9%	97.6%	0.3%	3,712	3,532	5.1%
Boston, MA	1,179	4.4%	95.9%	95.9%	0.0%	2,286	2,165	5.6%
	2,384	**12.8%**	**96.9%**	**96.8%**	**0.1%**	**3,014**	**2,862**	**5.3%**
Southwest Region								
Dallas, TX	2,725	4.7%	97.1%	96.6%	0.5%	1,162	1,119	3.8%
Austin, TX	1,273	2.0%	97.0%	96.7%	0.3%	1,318	1,254	5.1%
	3,998	**6.7%**	**97.1%**	**96.6%**	**0.5%**	**1,212**	**1,162**	**4.3%**
Total/Weighted Avg.	**36,063**	**100.0%**	**96.7%**	**96.1%**	**0.6%**	**$ 1,659**	**$ 1,588**	**4.6%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
March 31, 2015
(Unaudited)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 15	1Q 14	Change	1Q 15	1Q 14	Change	1Q 15	1Q 14	Change
West Region										
Orange County, CA	3,757	$ 20,220	$ 19,109	5.8%	$ 5,017	$ 5,238	-4.2%	$ 15,203	$ 13,871	9.6%
San Francisco, CA	2,108	17,780	16,318	9.0%	4,218	4,253	-0.8%	13,562	12,065	12.4%
Seattle, WA	1,727	9,028	8,484	6.4%	2,554	2,462	3.7%	6,474	6,022	7.5%
Los Angeles, CA	1,225	8,354	8,048	3.8%	2,396	2,531	-5.3%	5,958	5,517	8.0%
Monterey Peninsula, CA	1,565	5,772	5,081	13.6%	1,650	1,542	7.0%	4,122	3,539	16.5%
Other Southern CA	875	4,072	3,786	7.6%	1,076	1,150	-6.4%	2,996	2,636	13.7%
Portland, OR	716	2,631	2,441	7.8%	718	683	5.1%	1,913	1,758	8.8%
	11,973	**67,857**	**63,267**	**7.3%**	**17,629**	**17,859**	**-1.3%**	**50,228**	**45,408**	**10.6%**
Mid-Atlantic Region										
Metropolitan DC	4,568	25,085	24,627	1.9%	8,156	8,141	0.2%	16,929	16,486	2.7%
Baltimore, MD	2,301	9,893	9,713	1.9%	2,961	2,768	7.0%	6,932	6,945	-0.2%
Richmond, VA	1,358	4,783	4,749	0.7%	1,291	1,221	5.7%	3,492	3,528	-1.0%
Norfolk, VA	846	2,552	2,477	3.0%	909	907	0.2%	1,643	1,570	4.6%
Other Mid-Atlantic	168	482	484	-0.4%	190	177	7.3%	292	307	-4.9%
	9,241	**42,795**	**42,050**	**1.8%**	**13,507**	**13,214**	**2.2%**	**29,288**	**28,836**	**1.6%**
Southeast Region										
Tampa, FL	2,775	9,355	8,902	5.1%	3,303	3,124	5.7%	6,052	5,778	4.7%
Orlando, FL	2,796	8,742	8,294	5.4%	2,777	2,621	6.0%	5,965	5,673	5.1%
Nashville, TN	2,260	7,145	6,828	4.6%	2,316	2,056	12.6%	4,829	4,772	1.2%
Other Florida	636	2,587	2,473	4.6%	886	824	7.5%	1,701	1,649	3.2%
	8,467	**27,829**	**26,497**	**5.0%**	**9,282**	**8,625**	**7.6%**	**18,547**	**17,872**	**3.8%**
Northeast Region										
New York, NY	1,205	13,138	12,459	5.4%	2,924	2,984	-2.0%	10,214	9,475	7.8%
Boston, MA	1,179	7,754	7,343	5.6%	2,402	2,273	5.7%	5,352	5,070	5.6%
	2,384	**20,892**	**19,802**	**5.5%**	**5,326**	**5,257**	**1.3%**	**15,566**	**14,545**	**7.0%**
Southwest Region										
Dallas, TX	2,725	9,223	8,835	4.4%	3,467	3,241	7.0%	5,756	5,594	2.9%
Austin, TX	1,273	4,884	4,632	5.4%	2,104	1,868	12.6%	2,780	2,764	0.6%
	3,998	**14,107**	**13,467**	**4.8%**	**5,571**	**5,109**	**9.0%**	**8,536**	**8,358**	**2.1%**
Totals	**36,063**	**$ 173,480**	**$ 165,083**	**5.1%**	**$ 51,315**	**$ 50,064**	**2.5%**	**$ 122,165**	**$ 115,019**	**6.2%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.

Same-Store Operating Information By Major Market [1]

Current Quarter vs. Last Quarter
March 31, 2015
(Unaudited)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		1Q 15	4Q 14	Change	1Q 15	4Q 14	Change
West Region							
Orange County, CA	3,757	96.1%	96.2%	-0.1%	$ 1,867	$ 1,834	1.8%
San Francisco, CA	2,108	97.3%	97.0%	0.3%	2,890	2,841	1.7%
Seattle, WA	1,727	97.3%	97.0%	0.3%	1,791	1,757	1.9%
Los Angeles, CA	1,225	95.0%	94.6%	0.4%	2,393	2,358	1.5%
Monterey Peninsula, CA	1,565	97.1%	96.8%	0.3%	1,266	1,252	1.1%
Other Southern CA	875	96.5%	96.5%	0.0%	1,608	1,577	2.0%
Portland, OR	716	98.1%	97.3%	0.8%	1,249	1,237	1.0%
	11,973	**96.6%**	**96.4%**	**0.2%**	**1,955**	**1,923**	**1.7%**
Mid-Atlantic Region							
Metropolitan DC	4,568	96.7%	97.0%	-0.3%	1,893	1,870	1.2%
Baltimore, MD	2,301	97.0%	96.5%	0.5%	1,477	1,460	1.2%
Richmond, VA	1,358	95.9%	96.2%	-0.3%	1,224	1,227	-0.2%
Norfolk, VA	846	94.6%	93.8%	0.8%	1,063	1,041	2.1%
Other Mid-Atlantic	168	94.7%	91.4%	3.3%	1,010	1,049	-3.7%
	9,241	**96.4%**	**96.3%**	**0.1%**	**1,601**	**1,585**	**1.0%**
Southeast Region							
Tampa, FL	2,775	97.1%	96.9%	0.2%	1,157	1,141	1.4%
Orlando, FL	2,796	96.6%	96.5%	0.1%	1,079	1,063	1.5%
Nashville, TN	2,260	97.1%	97.7%	-0.6%	1,085	1,061	2.3%
Other Florida	636	96.8%	96.9%	-0.1%	1,401	1,394	0.5%
	8,467	**96.9%**	**97.0%**	**-0.1%**	**1,130**	**1,113**	**1.5%**
Northeast Region							
New York, NY	1,205	97.9%	98.1%	-0.2%	3,712	3,659	1.4%
Boston, MA	1,179	95.9%	96.1%	-0.2%	2,286	2,267	0.8%
	2,384	**96.9%**	**97.1%**	**-0.2%**	**3,014**	**2,978**	**1.2%**
Southwest Region							
Dallas, TX	2,725	97.1%	97.5%	-0.4%	1,162	1,139	2.0%
Austin, TX	1,273	97.0%	97.6%	-0.6%	1,318	1,282	2.8%
	3,998	**97.1%**	**97.5%**	**-0.4%**	**1,212**	**1,185**	**2.2%**
Total/Weighted Avg.	**36,063**	**96.7%**	**96.7%**	**0.0%**	**$ 1,659**	**$ 1,634**	**1.5%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
Current Quarter vs. Last Quarter
March 31, 2015
(Unaudited)

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		1Q 15	4Q 14	Change	1Q 15	4Q 14	Change	1Q 15	4Q 14	Change
West Region										
Orange County, CA	3,757	$ 20,220	$ 19,887	1.7%	$ 5,017	$ 4,980	0.7%	$ 15,203	$ 14,907	2.0%
San Francisco, CA	2,108	17,780	17,425	2.0%	4,218	4,080	3.4%	13,562	13,345	1.6%
Seattle, WA	1,727	9,028	8,829	2.3%	2,554	2,407	6.1%	6,474	6,422	0.8%
Los Angeles, CA	1,225	8,354	8,198	1.9%	2,396	2,398	-0.1%	5,958	5,800	2.7%
Monterey Peninsula, CA	1,565	5,772	5,689	1.5%	1,650	1,642	0.5%	4,122	4,047	1.9%
Other Southern CA	875	4,072	3,996	1.9%	1,076	1,126	-4.4%	2,996	2,870	4.4%
Portland, OR	716	2,631	2,585	1.8%	718	822	-12.7%	1,913	1,763	8.5%
	11,973	**67,857**	**66,609**	**1.9%**	**17,629**	**17,455**	**1.0%**	**50,228**	**49,154**	**2.2%**
Mid-Atlantic Region										
Metropolitan DC	4,568	25,085	24,860	0.9%	8,156	7,515	8.5%	16,929	17,345	-2.4%
Baltimore, MD	2,301	9,893	9,726	1.7%	2,961	2,910	1.8%	6,932	6,816	1.7%
Richmond, VA	1,358	4,783	4,810	-0.6%	1,291	1,169	10.4%	3,492	3,641	-4.1%
Norfolk, VA	846	2,552	2,478	3.0%	909	895	1.6%	1,643	1,583	3.8%
Other Mid-Atlantic	168	482	483	-0.2%	190	165	15.2%	292	318	-8.2%
	9,241	**42,795**	**42,357**	**1.0%**	**13,507**	**12,654**	**6.7%**	**29,288**	**29,703**	**-1.4%**
Southeast Region										
Tampa, FL	2,775	9,355	9,201	1.7%	3,303	3,165	4.4%	6,052	6,036	0.3%
Orlando, FL	2,796	8,742	8,607	1.6%	2,777	2,822	-1.6%	5,965	5,785	3.1%
Nashville, TN	2,260	7,145	7,027	1.7%	2,316	2,292	1.0%	4,829	4,735	2.0%
Other Florida	636	2,587	2,578	0.3%	886	935	-5.2%	1,701	1,643	3.5%
	8,467	**27,829**	**27,413**	**1.5%**	**9,282**	**9,214**	**0.7%**	**18,547**	**18,199**	**1.9%**
Northeast Region										
New York, NY	1,205	13,138	12,976	1.2%	2,924	2,752	6.3%	10,214	10,224	-0.1%
Boston, MA	1,179	7,754	7,707	0.6%	2,402	2,192	9.6%	5,352	5,515	-3.0%
	2,384	**20,892**	**20,683**	**1.0%**	**5,326**	**4,944**	**7.7%**	**15,566**	**15,739**	**-1.1%**
Southwest Region										
Dallas, TX	2,725	9,223	9,081	1.6%	3,467	3,352	3.4%	5,756	5,729	0.5%
Austin, TX	1,273	4,884	4,780	2.2%	2,104	1,914	9.9%	2,780	2,866	-3.0%
	3,998	**14,107**	**13,861**	**1.8%**	**5,571**	**5,266**	**5.8%**	**8,536**	**8,595**	**-0.7%**
Total	**36,063**	**$ 173,480**	**$ 170,923**	**1.5%**	**$ 51,315**	**$ 49,533**	**3.6%**	**$ 122,165**	**$ 121,390**	**0.6%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market [1]
March 31, 2015
(Unaudited)

	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover	
	1Q 2015	1Q 2015	1Q 2015	1Q 2014
West Region				
Orange County, CA	6.4%	5.6%	**46.2%**	51.5%
San Francisco, CA	8.8%	8.2%	**41.4%**	47.3%
Seattle, WA	6.1%	7.4%	**43.7%**	38.7%
Los Angeles, CA	5.9%	5.4%	**42.7%**	41.4%
Monterey Peninsula, CA	9.2%	7.6%	**36.0%**	41.2%
Other Southern CA	4.9%	4.9%	**48.2%**	49.6%
Portland, OR	8.1%	9.1%	**46.4%**	40.2%
			43.5%	**45.7%**
Mid-Atlantic Region				
Metropolitan DC	-1.2%	3.8%	**36.7%**	36.8%
Baltimore, MD	0.1%	4.1%	**36.3%**	40.9%
Richmond, VA	-2.6%	4.4%	**46.9%**	41.8%
Norfolk, VA	-3.2%	4.0%	**50.8%**	58.5%
Other Mid-Atlantic	1.4%	4.7%	**29.0%**	41.0%
			39.2%	**40.6%**
Southeast Region				
Tampa, FL	3.8%	5.6%	**46.8%**	44.3%
Orlando, FL	4.6%	5.8%	**43.1%**	46.1%
Nashville, TN	3.0%	4.8%	**47.2%**	51.1%
Other Florida	6.3%	4.5%	**30.6%**	40.2%
			44.4%	**46.4%**
Northeast Region				
New York, NY	6.5%	6.2%	**30.9%**	34.6%
Boston, MA	2.7%	5.4%	**35.8%**	33.4%
			33.3%	**34.0%**
Southwest Region				
Dallas, TX	6.8%	5.0%	**47.8%**	48.5%
Austin, TX	2.4%	4.3%	**40.1%**	43.6%
			45.3%	**47.0%**
Total/Weighted Avg.	**4.2%**	**5.7%**	**42.1%**	**43.9%**
Percentage of Total Repriced Homes	**49.4%**	**50.6%**		

	1Q 2015	1Q 2014
Total Combined New and Renewal Lease Rate Growth	**4.9%**	**2.9%**

(1) See Attachment 16 for definitions and other terms.



Attachment 9

UDR, Inc.
Development Summary [1] [2]
March 31, 2015
(Dollars in Thousands)
(Unaudited)

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
100 Pier 4	Boston, MA	369	108	$ 196,653	$ 217,700	$ 590 [3]	$ -	4Q12	1Q15	2Q15	31.4%	8.1%
Total		**369**	**108**	**$ 196,653**	**$ 217,700**	**$ 590**	**$ -**					
Completed Projects, Non-Stabilized												
DelRay Tower [4]	Alexandria, VA	332	332	$ 124,936	$ 132,000	$ 398	$ -	3Q11	3Q14	4Q14	69.9%	65.4%
Beach & Ocean	Huntington Beach, CA	173	173	51,849	51,900	300	-	3Q12	4Q14	4Q14	90.8%	85.0%
Total - Wholly Owned		**874**	**613**	**$ 373,438**	**$ 401,600**	**$ 459**	**$ -**					

Net Operating Income From Wholly-Owned Projects

	1Q 2015
Projects Under Construction	$ (163)
Completed, Non-Stabilized	618
Total	**$ 455**

Capitalized Interest for Current Development Projects

	1Q 15	1Q 14
	$ 1,578	$ 1,874

Unconsolidated Joint Ventures and Partnerships

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date [5]	Budgeted Cost	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
399 Fremont	San Francisco, CA	51%	447	-	$ 177,416	$ 317,700 [6]	$ 13,047	1Q14	1Q16	3Q16	-	-
Residences at 2801 Kelvin	Irvine, CA	50%	381	-	49,555	125,000	-	3Q14	3Q16	1Q17	-	-
3033 Wilshire	Los Angeles, CA	50%	190	-	26,612	107,000 [7]	-	4Q14	4Q16	1Q17	-	-
Domain Mountain View	Mountain View, CA	50%	155	-	19,848	99,000 [8]	-	1Q15	1Q17	2Q17	-	-
Total			**1,173**	**-**	**$ 273,431**	**$ 648,700**	**$ 13,047**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total - Unconsolidated Joint Ventures and Partnerships			**1,173**	**-**	**$ 273,431**	**$ 648,700**	**$ 13,047**					

Projected Weighted Average Stabilized Yield on Development Projects Over Respective Market Cap Rates: 150-200 bps

Participating Loan Investment

Community	Location	# of Homes	Compl. Homes	Cost to Date [9]	Budgeted Cost	Loan Commitment	Loan Balance [10]	Leased	Occupied
Steele Creek [9]	Denver, CO	218	-	$ 95,587	$ 108,245	$ 92,009	$ 75,647	21.6%	-
Total		**218**	**-**	**$ 95,587**	**$ 108,245**	**$ 92,009**	**$ 75,647**		

(1) See Attachment 16 for definitions and other terms.
(2) The development summary above includes all communities under development that UDR wholly owns, owns an interest in through an unconsolidated joint venture, or has a participating loan investment.
(3) Includes 11,000 square feet of retail space.
(4) Project encompasses the complete redevelopment of the former 187 homes combined with the development of an additional 145 homes, 10,000 square feet of retail space and underground parking.
(5) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(6) Includes 3,800 square feet of retail space.
(7) Includes 5,500 square feet of retail space.
(8) Includes 4,500 square feet of retail space.
(9) Includes 17,000 square feet of retail space. Refer to Attachment 12 for terms of our participating loan investment.
(10) Cost to date includes accruals for costs incurred, but not yet paid as of the end of the period. Loan balance includes only amounts funded plus interest accrued at 6.5% prior to the period end.



Attachment 10

UDR, Inc.
Redevelopment Summary [1]
March 31, 2015
(Dollars in Thousands)
(Unaudited)

Wholly-Owned

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule: Acq.	Schedule: Start	Schedule: Compl.	Schedule: Same-Store [3]	Percentage: Leased	Percentage: Occupied
Projects in Redevelopment													
View 34	New York, NY	739	708	707	$ 88,072	$ 98,000	$ 138	3Q11	3Q11	2Q15	1Q16	97.4%	96.1%
2000 Post	San Francisco, CA	328	(4)	(4)	2,310	15,000	(4)	4Q98	1Q15	1Q16	1Q17	97.9%	95.4%
Total		**1,067**	**708**	**707**	**$ 90,382**	**$ 113,000**	**$ 138**						
Completed Redevelopments, Non-Stabilized													
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	N/A	-	-
Total - Wholly Owned		**1,067**	**708**	**707**	**$ 90,382**	**$ 113,000**	**$ 138**						

Capitalized Interest for Current Redevelopment Projects

1Q 15	1Q 14
$ 95	$ 407

Projected Weighted Average Return on Incremental Capital Invested: 7.0% to 9.0%

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(4) 2000 Post redevelopment project will not impact the individual homes. The project includes renovation of building exteriors, corridors, and common area amenities.



Attachment 11

UDR, Inc.
Land Summary [1]
March 31, 2015
(Dollars in Thousands)
(Unaudited)

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	UDR Pro-Rata Cost Basis	Status Update [2] Pursuing Entitlements	Design Development	Hold for Future Development
Wholly-Owned							
7 Harcourt [3]	Boston, MA	100%	$ 5,772	$ 5,772	Complete	In Process	
Vitruvian Park®	Addison, TX	100%	13,721	13,721	Complete		In Process
Pacific City	Huntington Beach, CA	100%	89,015	89,015	Complete	In Process	
Graybar	Boston, MA	100%	34,269	34,269	Complete	In Process	
Total			**$ 142,777**	**$ 142,777**			
			Real Estate Cost Basis	**UDR Pro-Rata Cost Basis**			
Consolidated Joint Ventures							
3032 Wilshire	Santa Monica, CA	95%	$ 12,527	$ 11,901	In Process		
2919 Wilshire	Santa Monica, CA	95%	8,266	7,853	In Process		
Total			**$ 20,793**	**$ 19,754**			
			Real Estate Cost Basis [4]	**UDR Pro-Rata Cost Basis [4]**			
Unconsolidated Joint Ventures and Partnerships							
UDR/MetLife I - 3 parcels [5]	Various	5%	$ 70,438	$ 3,462	In Process		In Process
UDR/MetLife Land - 8 parcels [6]	Various	50%	84,689	42,361	Complete	In Process	In Process
Total			**$ 155,127**	**$ 45,823**			
Total			**$ 318,697**	**$ 208,354**			

(1) See Attachment 16 for definitions and other terms.
(2) Pursuing Entitlements: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.
Design Development: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.
Hold for Future Development: Entitled and/or unentitled land sites that the Company holds for future development.
(3) Land is adjacent to UDR's Garrison Square community.
(4) Cost basis includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(5) Parcels are located in Bellevue, WA; Los Angeles, CA; and Dublin, CA.
(6) Includes 6 parcels in Addison, TX and 2 parcels in Los Angeles, CA.



Attachment 12

UDR, Inc.
Unconsolidated Joint Venture Summary [1]
March 31, 2015
(Dollars in Thousands)
(Unaudited)

Portfolio Characteristics

Joint Venture and Partnerships	Property Type	# of Comm. / Parcels	# of Homes [9]	Own. Interest	Physical Occupancy 1Q 15	Total Revenue per Occupied Home 1Q 15 [1]	Net Operating Income UDR's Share 1Q 2015	Net Operating Income Total 1Q 2015 [2]
UDR / MetLife								
Operating communities	Various	23	5,381	50%	95.9%	$ 2,872	$ 15,799	$ 31,598
Stabilized, Non-Mature	Various	2	655	[3]	92.9%	2,073	1,148	2,271
Development communities	Various	4	-	[4]	-	-	(8)	(17)
Land parcels		11	TBD	[5]	-	-	(23)	(104)
UDR / KFH	High-rise	3	660	30%	95.0%	2,576	1,038	3,459
Total/Weighted Average		**43**	**6,696**		**95.5%**	**$ 2,774**	**$ 17,954**	**$ 37,207**

Balance Sheet Characteristics and Returns

Joint Venture and Partnerships	Gross Book Value of JV Real Estate Assets [6]	Total Project Debt [6]	UDR's Equity Investment [7]	Weighted Avg. Interest Rate	Debt Maturity	Returns [8] ROIC	Returns [8] ROE
UDR / MetLife							
Operating communities	$ 2,347,612	$ 1,217,120	$ 447,372	4.4%	Various		
Stabilized, Non-Mature	182,367	119,510	28,262	2.9%	Various		
Development communities	285,730	13,047	135,125	2.1%	2018		
Land parcels	174,729	-	62,226	N/A	N/A		
UDR / KFH	283,752	165,209	20,469	3.4%	Various		
Total/Weighted Average	**$ 3,274,190**	**$ 1,514,886**	**$ 693,454**	**4.1%**		**5.9%**	**7.8%**

Same-Store Unconsolidated Joint Venture Growth

Joint Venture	Same-Store Joint Venture Communities [6]	1Q 2015 vs. 1Q 2014 Growth Revenue	1Q 2015 vs. 1Q 2014 Growth Expense	1Q 2015 vs. 1Q 2014 Growth NOI	1Q 2015 vs. 4Q 2014 Growth Revenue	1Q 2015 vs. 4Q 2014 Growth Expense	1Q 2015 vs. 4Q 2014 Growth NOI
UDR / MetLife	23	4.4%	-0.2%	6.6%	0.0%	2.7%	-1.1%
UDR / KFH	3	-0.6%	2.4%	-1.8%	-2.3%	3.0%	-4.2%
Total/Average	**26**	**3.9%**	**0.0%**	**5.7%**	**-0.2%**	**2.7%**	**-1.5%**

	NOI		NOI
Same-Store JV Results at UDR's Pro-rata Ownership Interest	**6.0%**		**-1.7%**

Participating Loan Investment

	UDR's Investment	Interest Rate	Years to Maturity		Income from Participating Loan Investment 1Q 2015	Upside Participation
Steele Creek [10]	$ 75,647	6.5%	2.3		$ 1,154	50%

(1) See Attachment 16 for definitions and other terms.

(2) Represents NOI at 100 percent for the period ended March 31, 2015.

(3) Includes Fiori on Vitruvian Park® of which UDR owns 50.0% and 13th & Market of which UDR owns 51.0%.

(4) Includes 399 Fremont of which UDR owns 51.0%, Residences at 2801 Kelvin of which UDR owns 50.1%, 3033 Wilshire of which UDR owns 50.0% and Domain Mountain View of which UDR owns 50.1%.

(5) See summary of unconsolidated land parcels on Attachment 11.

(6) Joint ventures and partnerships represented at 100 percent.

(7) Excludes deferred gains and fees of $5.6M, which is netted in "Investments in and advances to unconsolidated joint ventures, net" on Attachment 3.

(8) Excludes non-stabilized developments.

(9) Includes homes completed for the period ended March 31, 2015.

(10) UDR's participating loan is reflected as investment in and advances to unconsolidated joint ventures on the Consolidated Balance Sheets and net income/(loss) from unconsolidated entities on the Consolidated Statements of Operations in accordance with GAAP. UDR has the option to purchase the property upon completion of construction and we receive 50% of the value created from the project upon acquisition of the community or sale to a third party.



Attachment 13

UDR, Inc.
Acquisitions and Dispositions Summary
March 31, 2015
(Dollars in Thousands)
(Unaudited)

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [1]	Debt [1]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Feb-15	1745 Shea Center I [2]	Highlands Ranch, CO	0%	100%	$ 24,059	$ 24,059	-	$ -
					$ 24,059	$ 24,059	-	$ -
Acquisitions - Wholly-Owned Land								
None								
Acquisitions - Joint Ventures								
None								
Acquisitions - Joint Ventures - Land								
None								

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [1]	Debt [1]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
None								
Dispositions - Joint Ventures								
Jan-15	Texas JV - 8 operating communities	Various	20%	0%	$ 400,300	$ 219,588	3,359	$ 119
					$ 400,300	$ 219,588	3,359	$ 119
Dispositions - Wholly-Owned Land								
None								
Dispositions - Joint Ventures Land								
None								

(1) Price represents 100% of the value of assets. Debt represents 100% of the asset's indebtedness.

(2) Includes approximately 120,000 square feet of office space, which is 37% occupied by UDR's corporate headquarters.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary [1]
March 31, 2015
(Dollars in Thousands)
(Unaudited)

Category (Capitalized)	Weighted Avg. Useful Life (yrs) [2]	Three Months Ended March 31, 2015		Cost per Home	
Capital Expenditures for Consolidated Homes [3]					
Average number of homes [4]			39,343		
Recurring Cap Ex					
Asset preservation					
Building interiors	5 - 20	$	2,724	$	69
Building exteriors	5 - 20		1,776		45
Landscaping and grounds	10		515		13
Total asset preservation			5,015		127
Turnover related	5		2,228		57
Total Recurring Cap Ex			**7,243**		**184**
Revenue Enhancing Cap Ex [5]					
Kitchen & Bath			1,727		44
Revenue Enhancing			4,579		116
Total Revenue Enhancing Cap Ex	5 - 20		**6,306**		**160**
Total		$	**13,549**	$	**344**

Category (Expensed)	Three Months Ended March 31, 2015		Cost per Home	
Repair and Maintenance for Consolidated Homes				
Average number of homes [4]		39,343		
Contract services	$	**4,179**	$	**106**
Turnover related expenses		**903**		**23**
Other Repair and Maintenance				
Building interiors		1,399		36
Building exteriors		359		9
Landscaping and grounds		471		12
Total	$	**7,311**	$	**186**

(1) See Attachment 16 for definitions and other terms.
(2) Weighted average useful life of capitalized expenses for the three months ended March 31, 2015.
(3) Excludes redevelopment capital.
(4) Average number of homes is calculated based on the number of homes outstanding at the end of each month.
(5) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



Attachment 15

UDR, Inc.
Full-Year 2015 Guidance [1]
March 31, 2015
(Unaudited)

FFO and AFFO per Share Guidance	2Q 2015	Full Year 2015
FFO per common share, diluted	$0.39 to $0.41	$1.63 to $1.67
FFO As Adjusted per common share, diluted	$0.39 to $0.41	$1.61 to $1.65
Adjusted Funds from Operations ("AFFO") per common share, diluted	$0.34 to $0.36	$1.44 to $1.48
Annualized dividend per share		$1.11

Same-Store Guidance	Full Year 2015
Revenue growth	4.25% to 4.75%
Expense growth	2.50% to 3.00%
NOI growth	4.75% to 5.75%
Physical occupancy	96.5%
Same-Store homes	36,063

Sources of Funds ($ in millions)	Full Year 2015
Sales Proceeds and Debt and Equity Issuances	$750 to $900
Construction Loan Proceeds	$120 to $140

Uses of Funds ($ in millions)	Full Year 2015
Debt maturities (weighted average interest rate of 5.5%)	$516
Development and redevelopment spending	$325 to $375
Acquisitions	$150 to $250

Other Additions/(Deductions) ($ in millions except per home amounts)	Full Year 2015
Interest	($120) to ($125)
General and administrative, gross [2]	($51) to ($53)
Tax benefit for TRS	$3 to $5
Total joint venture FFO, Including fee income	$58 to $63
Non-recurring items:	
Disposition-related FFO	$10
Acquisition-related costs	$0.20 to $1.0
Long-term incentive plan transition costs	$3 to $4
Average stabilized homes	40,000
Recurring capital expenditures per home	$1,150
Revenue enhancing capital expenditures	$15 to $20
Kitchen & Bath capital expenditures	$5 to $10
One-time infrastructure repair	$5 to $7

(1) See Attachment 16 for definitions and other terms.

(2) Includes an estimated $14.5 million of long-term incentive plan compensation expense, including $3.5 million related to program transition expense.



UDR, Inc.
Definitions and Reconciliations
March 31, 2015
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds From Operations ("AFFO"): The Company defines AFFO as FFO as Adjusted less recurring capital expenditures that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income attributable to UDR, Inc. is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income attributable to UDR, Inc. to AFFO is provided on Attachment 2.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Discontinued Operations: Effective January 1, 2014, UDR prospectively adopted Accounting Standards Update ("ASU") No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity* , for all communities not previously sold or classified as held for sale. ASU 2014-08 incorporates into the definition of a discontinued operation a requirement that a disposition represent a strategic shift in an entity's operations, which resulted in UDR no longer classifying the sale of communities as a discontinued operation. Communities that meet the criteria to be classified as held for disposition subsequent to the adoption of ASU 2014-08 are presented as held for disposition in the Consolidated Balance Sheet for the current period, but do not meet the criteria to be classified as discontinued operations in accordance with ASU 2014-08.

Prior to the prospective adoption of ASU 2014-08, FASB ASC Subtopic 205.20, required, among other things, that the primary assets and liabilities and the results of operations of UDR's real properties that have been sold or are held for disposition, be classified as discontinued operations and segregated in UDR's Consolidated Statements of Operations and Consolidated Balance Sheets. Consequently, the primary assets and liabilities and the net operating results of those properties sold or classified as held for disposition prior to January 1, 2014 are accounted for as discontinued operations for all periods presented. This presentation does not have an impact on net income available to common stockholders, it only results in the reclassification of the operating results within the Consolidated Statements of Operations for the period ended March 31, 2014, and the reclassification of the assets and liabilities within the Consolidated Balance Sheet as of December 31, 2014.

During the twelve months ended December 31, 2014, UDR sold one commercial property that was classified as real estate held for disposition prior to the adoption of ASU 2014-08 and is therefore presented as a discontinued operation. The results of operations for these properties are classified on the Consolidated Statements of Operations on Attachment 1 of the Company's quarterly supplemental disclosure in the line item entitled "Income from discontinued operations, net of tax".

In thousands	1Q 2015		1Q 2014	
Rental income	$	-	$	48
Rental expenses		-		125
Property management		-		1
Real estate depreciation		-		-
Other operating expenses		-		9
Non-property (income)/expense		-		-
Total expenses		-		135
Income before net impairment of real estate held for disposition and net gain on the sale of depreciable property		-		(87)
Net gain on the sale of depreciable property, net of tax		-		-
Income tax benefit/(expense)		-		-
Income/(loss) from discontinued operations, net of tax	$	-	$	(87)

Effective New Lease Rate Growth: The Company defines effective new lease rate growth as the increase in gross potential rent realized less all concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on all new leases commenced during the current quarter.

Management considers effective new lease rate growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines effective renewal lease rate growth as the increase in gross potential rent realized less all concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on all renewed leases commenced during the current quarter.

Management considers effective renewal lease rate growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines estimated quarter of completion of a development or redevelopment project as the date on which construction is expected to be completed, but does not represent the date of stabilization.

Fixed Charge Coverage Ratio: The Company defines Fixed Charge Coverage Ratio as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and other joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, TRS income tax, divided by total interest plus preferred dividends.

Management considers fixed charge coverage a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise fixed charge coverage is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Funds From Operations as Adjusted: The Company defines FFO as Adjusted as FFO excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains on sales of marketable securities and TRS property, deferred tax valuation allowance increases and decreases, storm-related expenses and recoveries, severance costs and legal costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income attributable to UDR, Inc. is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to UDR, Inc. to FFO as Adjusted is provided on Attachment 2.



Attachment 16(B)

Funds From Operations ("FFO"): The Company defines FFO as net income (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains (or losses) from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and is comparable to FFO, diluted in Attachment 2. In the computation of diluted FFO, OP units, unvested restricted stock, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive; therefore, they are included in the diluted share count.

Activities of our taxable REIT subsidiary (TRS), include development and land entitlement. From time to time, we develop and subsequently sell a TRS property which results in a short-term use of funds that produces a profit that differs from the traditional long-term investment in real estate for REITs. We believe that the inclusion of these TRS gains in FFO is consistent with the standards established by NAREIT as the short-term investment is incidental to our main business. TRS gains on sales, net of taxes, are defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income attributable to UDR, Inc. to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Interest Coverage Ratio: The Company defines Interest Coverage Ratio as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, TRS income tax, divided by total interest.

Management considers interest coverage ratio a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise interest coverage ratio is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Joint Venture Reconciliation at UDR's Weighted Average Pro-Rata Ownership Interest

In thousands	1Q 2015
Income/(loss) from unconsolidated entities	$ 59,159
Management fee	981
Interest expense	7,784
Depreciation	9,850
General and administrative	182
Other income/expense	(929)
Gain on sale	(59,073)
Total Joint Venture NOI at UDR's Pro-Rata Ownership Interest	**$ 17,954**

JV Return on Equity ("ROE"): The Company defines JV ROE as the pro rata share of property NOI plus property and asset management fee revenue less interest expense, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

JV Return on Invested Capital ("ROIC"): The Company defines JV ROIC as the pro rata share of property NOI plus property and asset management fee revenue divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Net Debt to EBITDA: The Company defines net debt to EBITDA as total debt net of cash and cash equivalents divided by EBITDA. EBITDA is defined as net income, excluding the impact of interest expense, real estate depreciation and amortization of wholly owned and other joint venture communities, other depreciation and amortization, noncontrolling interests, net gain on the sale of depreciable property, and TRS income tax.

Management considers net debt to EBITDA a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income and EBITDA is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	1Q 2015	4Q 2014	3Q 2014	2Q 2014	1Q 2014
Net income/(loss) attributable to UDR, Inc.	$ 73,822	$ 65,417	$ 40,549	$ 30,007	$ 18,361
Property management	5,694	5,668	5,598	5,527	5,345
Other operating expenses	1,766	2,174	2,009	2,162	1,926
Real estate depreciation and amortization	88,777	91,406	89,339	88,876	88,533
Interest expense	28,800	32,792	33,087	31,691	32,884
Casualty-related (recoveries)/charges, net	996	41	-	-	500
General and administrative	12,152	11,722	11,554	12,530	11,994
Tax provision/(benefit), net (includes valuation adjustment)	(425)	(7,087)	(2,492)	(2,190)	(3,329)
Income/(loss) from unconsolidated entities	(59,159)	2,074	939	428	3,565
Interest and other income, net	(360)	44	(9,061)	(1,426)	(1,415)
Joint venture management and other fees	(12,706)	(3,445)	(3,165)	(2,747)	(3,687)
Other depreciation and amortization	1,623	2,117	1,385	1,193	1,080
(Income)/loss from discontinued operations, net of tax	-	-	(79)	(18)	87
(Gain)/loss on sale of real estate owned, net of tax	-	(62,267)	(31,302)	(26,709)	(24,294)
Net income/(loss) attributable to noncontrolling interests	2,595	2,335	1,443	1,079	651
Total consolidated NOI	**$ 143,575**	**$ 142,991**	**$ 139,804**	**$ 140,403**	**$ 132,201**


UDR, Inc.
Definitions and Reconciliations
March 31, 2015
(Unaudited)

Non-Mature: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in Same-Store Communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines physical occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store ("SS") Communities: The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not held for disposition within the current year.

Recurring Capital Expenditures: The Company defines recurring capital expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the Stabilization Period for Redevelopment Yield definition, less Recurring Capital Expenditures, minus the project's annualized operating NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by total cost of the project.

Return on Equity ("ROE"): The Company defines ROE as a referenced quarter's NOI less interest expense, annualized, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

Return on Invested Capital ("ROIC"): The Company defines ROIC as a referenced quarter's NOI, annualized, divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Revenue Enhancing Capital Expenditures: The Company defines revenue-enhancing capital expenditures as expenditures that result in increased income generation over time.

Management considers revenue enhancing capital expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

Sold Communities: The Company defines Sold Communities as those communities that previously met the criteria for discontinued operations and were disposed of prior to the end of the most recent quarter.

Stabilization for Same Store Classification: The Company generally defines stabilization as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that are stabilized but not yet in the Company's Same-Store portfolio.

Stabilization Period for Development Yield: The Company defines the stabilization period for development property yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: Expected stabilized yields on development are calculated as follows, projected stabilized NOI less management fees divided by budgeted construction cost on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated stabilized yield on development as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines total revenue per occupied home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers total revenue per occupied home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

YTD Same-Store ("SS") Communities: The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not held for disposition within the current year.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
March 31, 2015
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP net income/(loss) per share for full year 2015 and second quarter of 2015 to forecasted FFO, FFO as Adjusted and AFFO per share:

	Full Year 2015	
	Low	High
Forecasted earnings per diluted share	$ 0.23	$ 0.28
Conversion from GAAP share count	(0.07)	(0.08)
Depreciation	1.47	1.47
Noncontrolling Interests	(0.01)	(0.01)
Preferred Dividends	0.01	0.01
Forecasted FFO per diluted share	**$ 1.63**	**$ 1.67**
Disposition-related FFO	(0.04)	(0.04)
Long-term incentive plan transition costs	0.01	0.01
Acquisition-related and other costs	0.01	0.01
Forecasted FFO as Adjusted per diluted share	**$ 1.61**	**$ 1.65**
Recurring capital expenditures	(0.17)	(0.17)
Forecasted AFFO per diluted share	**$ 1.44**	**$ 1.48**

	2Q 2015	
	Low	High
Forecasted earnings per diluted share	$ 0.04	$ 0.06
Conversion from GAAP share count	(0.02)	(0.02)
Depreciation	0.37	0.37
Noncontrolling Interests	-	-
Preferred Dividends	-	-
Forecasted FFO per diluted share	**$ 0.39**	**$ 0.41**
Disposition-related FFO	-	-
Long-term incentive plan transition costs	-	-
Acquisition-related and other costs	-	-
Forecasted FFO as Adjusted per diluted share	**$ 0.39**	**$ 0.41**
Recurring capital expenditures	(0.05)	(0.05)
Forecasted AFFO per diluted share	**$ 0.34**	**$ 0.36**